Chuck Waste Inc.

(a Delaware Corporation)

Reviewed Financial Statements

For the years ended December 31, 2025 and 2024

Reviewed by

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Chuck Waste Inc.

Table of Contents

Independent Accountant's Review Report

August 14, 2026

To: The Prospective Investors and Shareholders of Chuck Waste Inc.

Re: 2025-2024 Financial Statement Review – Chuck Waste Inc. (dba WoodChuck)

Scottsdale, Arizona

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Chuck Waste Inc. (dba WoodChuck), which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Chuck Waste Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC

Robbinsville, New Jersey

August 14, 2026

229 Park Ave S, Suite 70037 · New York, New York 10003-1502 | Info@Alice.CPA

Chuck Waste, Inc.

BALANCE SHEET

December 31, 2025 and 2024

(Unaudited)

ASSETS	**2025**	**2024**
Current Assets		
Cash and cash equivalents	$ 545,324	$ 1,820,146
Accounts receivable	267,806	5,881
Prepaid expenses and other current assets	118,643	15,861
Total Current Assets	**931,773**	**1,841,888**
Other Assets		
Property and equipment, net	2,185,719	196,607
Finance lease right-of-use assets, net	3,126,110	–
Noncurrent deposits	166,614	–
Total Other Assets	**5,478,443**	**196,607**
Total Assets	**$ 6,410,216**	**$ 2,038,495**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 369,039	$ 33,532
Accrued expenses	1,580	–
Current portion of financing obligations	308,295	–
Current portion of finance lease liabilities	1,157,938	–
Total Current Liabilities	**1,836,852**	**33,532**
Long-Term Liabilities		
Financing obligations, net of current portion	291,290	–
Finance lease liabilities, net of current portion	1,217,588	–
Total Long-Term Liabilities	**1,508,878**	**–**
Total Liabilities	**3,345,730**	**33,532**
Stockholders' Equity		
Common stock, $0.00001 par value; 10,000,000 authorized, 8,700,000 shares issued and outstanding as of December 31, 2025 and 2024	87	87
Subscription receivables	(62)	(62)
SAFE Notes	6,001,300	3,000,000
Retained Earnings / (Accumulated deficit)	(2,936,839)	(995,062)

Total Stockholders' Equity	**3,064,486**	**2,004,963**
Total Liabilities and Stockholders' Equity	**$ 6,410,216**	**$ 2,038,495**

The accompanying footnotes are an integral part of these financial statements.

Chuck Waste, Inc.

INCOME STATEMENTS

For the Years Ended December 31, 2025 and 2024

(Unaudited)

	2025	2024
Revenues	$ 2,435,387	$ 58,888
Cost of Goods Sold	(1,798,630)	(41,612)
Gross Profit	**636,757**	**17,276**
Operating Expenses		
Salaries and wages	1,232,361	711,398
General and administrative	645,293	89,424
Professional fees	141,182	87,433
Research and development expense	401,540	13,424
Total Operating Expenses	**2,420,376**	**901,679**
Other Income (Expense)		
Interest expense	(180,985)	–
Other income/expense	22,827	35,347
Total Other Income (Expense)	**(158,158)**	**35,347**
Net Income (Loss)	**$ (1,941,777)**	**$ (849,056)**

The accompanying footnotes are an integral part of these financial statements.

Chuck Waste, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2025 and 2024

(Unaudited)

	Shares	Value ($ par)	Subscription Receivables	SAFE Notes	Retained Earnings/ (Accum. Deficit)	Total Stockholders' Equity
Balance as of December 31, 2023	**8,750,000**	**$ 88**	**$ (62)**	**$ 1,000,000**	**$ (146,006)**	**$ 854,020**
Stock repurchases	(50,000)	–	1	–	–	(1)
Issuance of SAFE Notes	–	–	–	2,000,000	–	2,000,000
Net loss	–	–	–	–	(849,056)	(849,056)
Balance as of December 31, 2024	**8,700,000**	**$ 87**	**$ (62)**	**$ 3,000,000**	**$ (995,062)**	**$ 2,004,963**
Issuance of SAFE Notes	–	–	–	3,001,300	–	3,001,300
Net loss	–	–	–	–	(1,941,777)	(1,941,777)
Balance as of December 31, 2025	**8,700,000**	**$ 87**	**$ (62)**	**$ 6,001,300**	**$ (2,936,839)**	**$ 3,064,486**

The accompanying footnotes are an integral part of these financial statements.

Chuck Waste, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025 and 2024

(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,941,777)	$ (849,056)
Adjustments to reconcile net income (loss) to net cash used in operations:		
Depreciation	72,863	540
Amortization of finance lease	76,627	–
Noncash interest accretion on financing and finance lease obligation	180,985	–
Changes in operating assets and liabilities:		
Accounts receivable	(261,925)	(5,881)
Prepaid expenses and other current assets	(102,782)	(14,587)
Accounts payable	335,507	12,400
Accrued expenses	1,580	(7,107)
Noncurrent deposits	(166,614)	–
Net cash used in operating activities	**(1,805,536)**	**(863,691)**
Cash Flows from Investing Activities		
Acquisition of right of use asset	(952,556)	–
Purchase of property and equipment	(1,518,030)	(194,537)
Net cash used in investing activities	**(2,470,586)**	**(194,537)**
Cash Flows from Financing Activities		
Issuance of SAFE Notes	3,001,300	2,000,000
Net cash provided by financing activities	**3,001,300**	**2,000,000**
Net change in cash and cash equivalents	**(1,274,822)**	**941,772**
Cash and cash equivalents at beginning of year	1,820,146	878,374
Cash and cash equivalents at end of year	**$ 545,324**	**$ 1,820,146**
Noncash transactions		
Finance lease right-of-use assets obtained through lease liabilities	$ 2,612,151	$ –
Property and equipment acquired through financing obligations	$ 543,945	$ –

The accompanying footnotes are an integral part of these financial statements.

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Chuck Waste, Inc. (dba WoodChuck, which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on October 9, 2023. WoodChuck is an AI wood waste diversion and renewable clean energy platform. The Company provides waste hauling and diversion services primarily to construction companies by collecting and processing waste materials and selling the processed materials to energy companies for use in electricity generation. The Company also provides proprietary digital chain-of-custody, sustainability tracking, and reporting solutions.

The Company commenced revenue-generating operations in 2024. The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash. The Company considers short-term, highly

liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

checking account. As of December 31, 2025 and December 31, 2024, the Company had $545,324 and $1,820,146 of cash and cash equivalents.

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts due under contractual terms. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company evaluates its accounts receivable for impairment in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. This model requires the recognition of lifetime expected credit losses at the time the financial asset is originated or acquired. The Company estimates expected credit losses based on historical experience, current economic conditions, and reasonable and supportable forecasts.

As part of its credit risk management, the Company routinely assesses the financial condition of its customers and monitors outstanding balances. Based on this evaluation, management determined that the expected credit losses related to accounts receivable were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2025 or 2024.

As of December 31, 2025 and 2024, the Company had gross accounts receivable of $267,806 and $5,881, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. The Company has prepaid expenses and other current assets amounting to $118,643 and $15,861 as of December 31, 2025, and 2024, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets: computer equipment—5 years; trailers and other equipment—10 to 15 years; excavators and loaders—15 years; and grinders—30 years. Repairs and maintenance are expensed as incurred, while significant improvements are capitalized. Upon disposal, the asset's cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized in operations.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $369,039 and $33,532 as of December 31, 2025, and 2024, respectively.

Accrued Expenses

Accrued expenses consist of obligations for goods and services received but not yet invoiced or paid as of the balance sheet date. These include accrued compensation, professional fees, sales

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

tax and other necessary accruals. Accruals are recorded based on estimates when specific invoices are not yet available. The Company has accrued expenses amounting to $1,580 and $0 as of December 31, 2025, and 2024, respectively.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification ("ASC") 842, Leases. The Company determines at contract inception whether an arrangement contains a lease and classifies each lease as either a finance lease or an operating lease at the commencement date.

The Company's equipment leases containing purchase options that are reasonably certain to be exercised are classified as finance leases. At commencement, the Company recognizes a right-of-use ("ROU") asset and a finance lease liability. The lease liability is measured at the present value of unpaid lease payments using the rate implicit in the lease, when readily determinable, or the Company's incremental borrowing rate. The ROU asset is initially measured based on the lease liability, adjusted for payments made at or before commencement and any initial direct costs or lease incentives.

Finance lease liabilities are subsequently increased for interest and reduced by payments made. Finance lease ROU assets are amortized on a straight-line basis over the estimated useful life of the underlying asset when exercise of a purchase option is reasonably certain; otherwise, they are amortized over the shorter of the lease term or the asset's useful life. Interest expense and amortization expense are recognized separately.

For sale-leaseback arrangements, the Company evaluates whether the transfer of the underlying equipment qualifies as a sale. When a transfer does not qualify as a sale, the Company continues to recognize and depreciate the underlying equipment within property and equipment and records the proceeds received as a financing obligation. Payments are allocated between interest expense and reduction of the financing obligation. No sale, gain or loss, or separate ROU asset is recognized for these financing arrangements.

Revenue Recognition

The Company generates revenue primarily from waste hauling and collection services, the sale of processed biomass and recyclable materials, wood waste drop-off services, and other non-recurring waste-related services. Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to receive.

Hauling and collection services are recognized over time as the services are performed and the customer simultaneously receives and consumes the benefits. Revenue is generally based on actual tonnage hauled or truckloads delivered and is billed weekly in arrears. Revenue from biomass and recyclable materials is recognized at a point in time when control of the materials transfers to the customer, generally upon delivery. Wood waste drop-off fees are recognized at a point in time when the Company accepts the materials at its facility. Non-recurring services are recognized as the related services are performed.

The Company's contracts generally have short-term durations, with payment terms ranging from seven to 30 days. The Company generally invoices customers weekly in arrears based on services

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

performed or materials delivered. The Company does not have significant financing components in its contracts with customers.

Revenue for the years ended December 31, 2025 and 2024 was as follows:

	2025	**2024**
Hauling fees	$ 1,595,478	$ 57,683
Biomass and recycled materials sales	$ 603,837	—
Wood waste drop-off fees	$ 215,705	—
Non-recurring services	$ 20,367	$ 1,205
Total revenue	**$ 2,435,387**	**$ 58,888**

Research and Development

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met. Research and development expenses totaled $401,540 and $13,424 for the years ended December 31, 2025 and 2024, respectively.

Advertising

The Company expenses advertising and marketing costs as incurred.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2025, and 2024, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented. The Company has generated net operating loss carryforwards that may be available to offset future taxable income. Deferred tax assets arising from these carryforwards have been fully offset by a valuation allowance because management believes it is more likely than not that such assets will not be realized.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be

reasonably estimated. The amount recognized is subject to estimate and

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2025 and 2024, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term nature or market-based terms of these instruments. The Company had no assets or liabilities measured at fair value on a recurring or nonrecurring basis.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates ("ASUs") to amend the authoritative guidance in the Accounting Standards Codification. Management believes that ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company's financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2025	December 31, 2024
Machinery	$ 2,001,644	$ 194,537
Other equipment	254,868	–
Computer	2,700	2,700
	2,259,212	197,237
Less: Accumulated depreciation	(73,493)	(630)

Property and equipment, net	**$ 2,185,719**	**$ 196,607**

Depreciation expenses for the years ended December 31, 2025 and 2024 were $72,863 and $540, respectively.

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

During 2025, the Company entered into sale-leaseback arrangements involving certain equipment. Because the transfers did not qualify as sales under ASC 842, the Company continued to recognize and depreciate the equipment within property and equipment and recorded the proceeds received as financing obligations. Payments are allocated between interest expense and reduction of the obligations using the effective-interest method. As of December 31, 2025 and 2024, total financing obligations were $599,585 and $0, respectively. Interest expense associated with the financing obligations was $55,640 and $0 for the years ended December 31, 2025 and 2024, respectively.

The financing arrangements have original terms ranging from 18 to 36 months and require monthly payments ranging from $3,549 to $17,290. The agreements include fixed end-of-term repurchase amounts ranging from $6,300 to $50,625. The implied annual interest rates used to measure the financing obligations range from approximately 10.6% to 11.2%. Payments are allocated between interest expense and reduction of the financing obligations using the effective-interest method.

Future payment obligations under the Company's financing arrangements as of December 31, 2025 were as follows:

	December 31, 2025	**December 31, 2024**
2026	$ 359,707	$ –
2027	213,836	–
2028	102,968	–
Total future payments	676,511	–
Less: Interest	(76,926)	–
Present value of financing obligations	**$ 599,585**	**$ –**

NOTE 4 – LEASES

As of December 31, 2025, and 2024, the Company has multiple equipment lease agreements, all of which are classified as finance leases in accordance with ASC 842, Leases. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded on the balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2025, and 2024, the right-of-use (ROU) assets were $3,126,110 and $0, respectively. Current portion of finance lease liabilities as of December 31, 2025, and 2024, were $1,157,938 and $0, respectively. Long-term lease finance liabilities as of December 31, 2025, and 2024, were $1,217,588 and $0, respectively.

Finance lease cost consisted of amortization of finance lease right-of-use assets of $76,627 and $0 for the years ended December 31, 2025 and 2024, respectively, and interest expense on finance lease liabilities of $125,345 and $0 for the years ended December 31, 2025 and 2024, respectively.

Supplemental lease information as of and for the year ended December 31, 2025 included total cash paid for amounts included in the measurement of finance lease liabilities of $600,208, consisting of principal payments of $458,872 and interest payments of $141,336, weighted-average remaining lease term of approximately 1.9 years, and weighted-average discount rate of approximately 11.1%. There were no finance leases outstanding as of December 31, 2024.

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

The Company's finance leases generally relate to equipment used in operations. Certain leases include purchase options that management has determined are reasonably certain to be exercised. The Company's lease agreements do not contain material residual value guarantees, restrictive covenants, or variable lease payment provisions. The Company did not have material operating leases or leases that had not yet commenced as of December 31, 2025.

Future payment obligations and present value of lease liabilities with respect to the Company's finance leases, which were existing at December 31, 2025 and 2024, by year and in the aggregate, are as follows:

	December 31, 2025	December 31, 2024
2026	$ 1,324,788	$ –
2027	1,088,672	–
2028	258,875	–
Total future lease payments	2,672,335	–
Less: Interest	(296,809)	–
Present value of lease liabilities	**$ 2,375,526**	**$ –**

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

Upon incorporation in 2023, the Company was authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. During 2023, the Company issued 8,750,000 shares of common stock. In 2024, the Company repurchased 50,000 shares for no consideration, reducing the number of issued and outstanding shares to 8,700,000. Accordingly, as of December 31, 2025 and 2024, the Company had 8,700,000 shares of common stock issued and outstanding.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2024, the Company had outstanding SAFEs totaling $3,000,000. These SAFEs were issued in 2023 and 2024 and are subject to post-money valuation caps of $5,000,000 and $12,500,000, respectively. During 2025, the Company issued additional SAFEs totaling $3,001,300, subject to post-money valuation caps of $12,500,000, $15,500,000, and $25,000,000. Accordingly, total outstanding SAFEs were $6,001,300 and $3,000,000 as of December 31, 2025 and 2024, respectively.

The SAFEs provide investors with the right to receive shares of the Company's Capital Stock upon the occurrence of specified future events. Upon an equity financing, each SAFE automatically converts into either (i) shares of Standard Preferred Stock based on the lowest price per share paid by investors in the financing or (ii) shares of Safe Preferred Stock based on the applicable Safe Price, defined using the SAFE's post-money valuation cap and the Company's capitalization immediately before the financing, whichever results in the issuance of a greater number of shares.

If a liquidity event occurs before conversion, each SAFE entitles the holder to receive the greater of (i) the original purchase amount, or Cash-Out Amount, or (ii) the value of the shares of Common Stock issuable based on the applicable Liquidity Price. In a dissolution event, holders are entitled to receive their original purchase amounts, subject to the applicable liquidation priority.

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

The SAFEs are non-interest-bearing, have no maturity date, and automatically terminate upon conversion into Capital Stock or payment pursuant to a liquidity or dissolution event.

Equity Incentive Plan and Stock Options

In October 2023, the Company adopted the 2023 Equity Incentive Plan (the "Plan"). The Plan provides for the issuance of up to 1,250,000 shares of common stock to employees, directors, consultants, and other service providers through incentive stock options, nonstatutory stock options, and other equity-based awards.

Stock options generally vest monthly over periods ranging from two to four years. Certain awards are subject to a one-year cliff-vesting requirement. Stock options generally expire ten years from the grant date. At December 31, 2025 and 2024, 1,000,000 and 1,075,000 shares, respectively, remained available for future issuance under the Plan.

The following table summarizes stock-option activity:

	2025 Options	2025 Wtd-Avg Exercise Price	2024 Options	2024 Wtd-Avg Exercise Price
Outstanding at beginning of year	175,000	$0.0074	100,000	$0.0055
Granted	75,000	0.0400	75,000	0.0100
Exercised	–	–	–	–
Forfeited	–	–	–	–
Expired or canceled	–	–	–	–
Outstanding at end of year	**250,000**	**$0.0172**	**175,000**	**$0.0074**
Exercisable at end of year	136,281	$0.0113	59,719	$0.0078
Options not yet exercisable	113,719		115,281	

No stock options were exercised during 2025 or 2024; accordingly, the Company received no cash proceeds from option exercises during either year. Shares issued upon the exercise of stock options are expected to be newly issued shares of the Company's common stock. The Company evaluates the total stock-based compensation expense to be immaterial and has thus not recorded any expense.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 7 – GOING CONCERN AND MANAGEMENT PLANS

The Company incurred net losses of $1,941,777 and $849,056 for the years ended December 31, 2025 and 2024, respectively, and used net cash in operating activities of $1,805,536 and $863,691 during those

respective years. As of December 31, 2025 and 2024, the Company had accumulated deficits of $2,936,839 and $995,062, respectively. At December 31, 2025, the Company had cash and cash equivalents of $545,324 and a working capital deficit of $905,079.

CHUCK WASTE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

Management's plans to address these conditions include increasing revenue from its waste hauling, diversion, and recycled-material operations; managing operating expenditures; and raising additional capital to support ongoing operations and the acquisition of equipment intended to expand the Company's operating capacity. Subsequent to December 31, 2025, the Company received aggregate proceeds of $361,500 from the issuance of additional Simple Agreements for Future Equity. The Company also intends to pursue additional financing through crowdfunding and other capital-raising activities.

The Company's ability to continue as a going concern depends on its ability to generate sufficient cash flows from operations and successfully obtain additional financing. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. Management has evaluated its plans and believes that they are sufficient to mitigate substantial doubt about the Company's ability to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Simple Agreements for Future Equity

Subsequent to December 31, 2025, the Company issued SAFEs for aggregate proceeds of $361,500. The SAFEs were issued in January and May 2026 and are subject to post-money valuation caps of $25,000,000 with no conversion discount.

Stock Options

On April 27, 2026, the Company granted options to purchase an aggregate of 550,000 shares of common stock under its 2023 Equity Incentive Plan at an exercise price of $0.41 per share. The options generally vest over periods ranging from 30 months to four years, subject to the terms of the respective awards.

Management's Evaluation

Management has evaluated subsequent events through August 14, 2026, the date the financial statements were available to be issued. Except for the events disclosed above, management identified no other subsequent events requiring adjustment to or disclosure in the financial statements.